Interim Consolidated Financial Statements
Bombardier Recreational Products Inc.
October 31, 2005

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED BALANCE SHEET

[Unaudited]
[millions of Canadian dollars]

		October 31,	January 31,
	Notes	2005	2005
			[Restated]
ASSETS
Current assets
Cash and cash equivalents		$ 30.8	$ 150.3
Receivables, net of allowance for doubtful
accounts of $ 2.3 [January 31, 2005 - $ 3.2]		100.9	112.7
Inventories	6	353.8	302.1
Other assets	7	117.9	150.4
Total current assets		603.4	715.5
Property, plant and equipment		387.7	425.8
Goodwill	8	102.7	119.9
Trademarks		151.1	151.1
Other intangible assets		68.7	78.1
Other long-term assets	7	59.3	66.5
		$ 1,372.9	$ 1,556.9
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Bank loans	9	$ —	$ 12.3
Accounts payable and accrued liabilities	10	522.6	591.8
Current portion of long-term debt		0.6	147.2
Total current liabilities		523.2	751.3
Long-term debt	11	296.0	249.5
Deferred income taxes		44.8	38.0
Employee future benefits liability		117.8	125.6
Other long-term liabilities	12	27.9	28.5
Total liabilities		1,009.7	1,192.9
Contingencies	23
Shareholder's equity
Capital stock	13	364.8	364.4
Additional paid-in capital	14	3.8	2.3
Retained earnings		55.4	11.0
Cumulative translation adjustment	15	(60.8)	(13.7)
		363.2	364.0
		$ 1,372.9	$ 1,556.9

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]
[millions of Canadian dollars]

		Three months ended		Nine months ended
		October 31,	October 31,	October 31,	October 31,
	Notes	2005	2004	2005	2004
			[Restated]		[Restated]
Revenues		$ 624.6	$ 631.2	$ 1,685.9	$ 1,828.9
Cost of sales		463.1	502.3	1,329.0	1,512.6
Gross profit		161.5	128.9	356.9	316.3
Operating expenses
Selling and marketing		46.4	34.3	130.2	103.2
Research and development	18	22.8	23.9	72.8	79.3
General and administrative		33.0	31.6	97.0	93.8
Total operating expenses		102.2	89.8	300.0	276.3
Operating income from continuing
operations		59.3	39.1	56.9	40.0
Other (income) and expense
Financing cost	19	8.0	12.2	25.0	36.7
Accretion in carrying value and loss on the
early redemption of preferred shares		—	7.4	—	9.4
Loss on disposal of property, plant and
equipment		0.2	0.6	0.2	1.0
Gain on disposal of assets held for sale		—	(0.3)	(1.5)	(0.3)
Foreign exchange gain		(14.8)	(79.7)	(21.3)	(76.3)
Income from continuing operations
before income taxes		65.9	98.9	54.5	69.5
Income tax expense	20	17.0	26.5	10.1	13.5
Income from continuing operations		48.9	72.4	44.4	56.0
Loss from discontinued operations, net of
income taxes	4	—	(0.3)	—	(3.6)
Net income		$ 48.9	$ 72.1	$ 44.4	$ 52.4

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[millions of Canadian dollars]

		Three months ended		Nine months ended
		October 31,	October 31,	October 31,	October 31,
	Notes	2005	2004	2005	2004
			[Restated]		[Restated]
OPERATING ACTIVITIES
Income from continuing operations		$ 48.9	$ 72.4	$ 44.4	$ 56.0
Non-cash items:
Depreciation and amortisation		23.9	32.3	76.6	92.5
Amortisation of deferred financing costs		1.1	1.5	3.3	4.7
Employee stock compensation	14	0.6	0.6	1.5	1.9
Deferred income taxes expense (recovery)		12.9	19.8	(0.4)	(3.5)
Loss on disposal of property, plant and equipment		0.2	0.6	0.2	1.0
Gain on disposal of assets held for sale		—	(0.3)	(1.5)	(0.3)
Accretion in carrying value and loss on early
redemption of preferred shares		—	7.4	—	9.4
Change in fair value of interest rate swaps		—	0.3	(0.2)	(0.8)
Foreign exchange gain		(11.5)	(79.2)	(11.2)	(74.0)
Net changes in non-cash working capital balances
related to operations	21	19.6	(27.1)	(69.8)	(3.1)
Cash flows from operating activities		95.7	28.3	42.9	83.8
INVESTING ACTIVITIES
Additions to property, plant and equipment		(25.7)	(15.8)	(49.0)	(35.6)
Proceeds on disposal of property, plant and
equipment		0.1	1.2	0.3	1.3
Proceeds on disposal of assets held for sale		—	1.4	4.9	1.4
Proceeds on disposal of Utility Vehicles segment, net
of transaction cost of $1.6 million		—	41.1	—	41.1
Business acquisition		—	(3.6)	(6.6)	(17.5)
Cash flows from investing activities		(25.6)	24.3	(50.4)	(9.3)
FINANCING ACTIVITIES
Decrease in bank loans		(57.6)	—	(12.3)	—
Increase in capital stock		0.1	53.1	0.4	59.6
Redemption of preferred shares		—	(52.6)	—	(52.6)
Repayment of long-term debt		—	—	(147.5)	(2.7)
Issuance of long-term debt		—	—	62.1	—
Other		—	—	(0.5)	(2.7)
Cash flows from financing activities		(57.5)	0.5	(97.8)	1.6
Effect of exchange rate changes on cash and cash
equivalents		(2.7)	(5.8)	(14.2)	(9.8)
Cash flows continuing operations		9.9	47.3	(119.5)	66.3
Cash flows from discontinued operations	4	—	(2.0)	—	(11.6)
Net decrease in cash and cash equivalents		9.9	45.3	(119.5)	54.7
Cash and cash equivalents at beginning of period		20.9	205.6	150.3	196.2
Cash and cash equivalents at end of period		$ 30.8	$ 250.9	$ 30.8	$ 250.9
Supplemental information
Cash paid for:
Interest		$ 1.4	$ 4.2	$ 16.2	$ 20.4
Income taxes		0.5	9.3	4.7	15.7

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]
[millions of Canadian dollars]

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
		[Restated]		[Restated]

Balance at beginning of period	$ 6.5	$ (37.2)	$ 11.0	$ (17.5)
Net income	48.9	72.1	44.4	52.4
Balance at end of period	$ 55.4	$ 34.9	$ 55.4	$ 34.9

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

Bombardier Recreational Products Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

1. NATURE OF OPERATIONS

Bombardier Recreational Products Inc. ("BRP"), incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier Inc. ("J.A.B."). J.A.B. is owned by Bain Capital Luxembourg Investments S. ar. L (50%), La Caisse de Dépôt et Placement du Québec (15%) and Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc. (shares were previously held by Jadier International Inc., Gestion J.I.C.A. Inc. and Fonds Achbée Inc., respectively) collectively ("Beaudier group") (35%) (collectively, the "Sponsors").

BRP and its subsidiaries, collectively (the "Company"), through its Powersports and Marine Engines segments, designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats, outboard engines, recreational and small aircraft engines (the "recreational products business"). The Company's products are sold mainly through an international network of independent dealers, distributors and original equipment manufacturers. The Company manufactures its products primarily in North America and in certain European countries.

On December 18, 2003, the Company acquired the recreational products business from Bombardier Inc. Prior to December 18, 2003, the recreational products business consisted primarily of a division within the Bombardier Inc. group of companies ("Bombardier").

2. RESTATEMENT

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to the beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For forward foreign exchange contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with AcG-13 for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management concluded that it was inappropriate to apply hedge accounting for these forward foreign exchange contracts. As a consequence, the Company was not permitted to defer the recognition of the changes in fair value of forward contracts for these particular derivatives. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statements of income, the consolidated statements of cash flows and the consolidated statements of retained earnings for the three and nine months periods ended October 31, 2004 have been restated.

Bombardier Recreational Products Inc.

2. RESTATEMENT [Cont'd]

The effect of the restatement, by line item, is as follows:

Consolidated balance sheet

	January 31, 2005
	As previously
	reported	As restated
Other current assets	$ 140.3	$ 150.4
Total assets	1,546.8	1,556.9
Accounts payable and accrued liabilities	594.2	591.8
Retained earnings (deficit)	(1.5)	11.0
Total liabilities and shareholder's equity	1,546.8	1,556.9

Interim consolidated statements of operations
	Three months ended		Nine months ended
	October 31, 2004		October 31, 2004
	As previously		As previously
	reported	As restated	reported	As restated
Revenues	$ 637.1	$ 631.2	$ 1,832.7	$ 1,828.9
Cost of sales	505.2	502.3	1,516.0	1,512.6
Gross profit	131.9	128.9	316.7	316.3
Foreign exchange gain	(49.4)	(79.7)	(52.5)	(76.3)
Income from continuing operations before
income taxes	71.6	98.9	46.1	69.5
Income tax expense	18.0	26.5	6.2	13.5
Income from continuing operations	53.6	72.4	39.9	56.0
Net income	53.3	72.1	36.3	52.4

Interim consolidated statements of cash flows

	Three months ended		Nine months ended
	October 31, 2004		October 31, 2004
	As previously		As previously
	reported	As restated	reported	As restated
OPERATING ACTIVITIES
Income from continuing operations	$ 53.6	$ 72.4	$ 39.9	$ 56.0
Non-cash items:
Deferred income taxes	11.3	19.8	(10.8)	(3.5)
Foreign exchange gain	(51.9)	(79.2)	(50.6)	(74.0)

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to interim financial statements, and therefore, do not include all of the information and disclosures required by Canadian GAAP for complete financial statements. Accordingly, the accompanying interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 2005. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements.

The interim consolidated financial statements as at October 31, 2005 and for the period then ended include the accounts of BRP and its subsidiaries all of which are controlled through voting equity interests. All intercompany transactions and balances have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year, as the Company has historically realised higher sales of personal watercraft in the first and second quarters of the fiscal year and higher sales of snowmobiles in the third and fourth quarters of the fiscal year.

These accounting principles conform, in all material respects to the accounting principles generally accepted in the United States ("US GAAP"), except as described in note 25.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Bombardier Recreational Products Inc.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

As a result of the Company's decision on July 23, 2004 to sell its Utility Vehicles segment, the results of operations, cash flows and financial position of the Utility Vehicles segment have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations.

The results of discontinued operations presented in the accompanying interim consolidated statements of operations, were as follows:

	Three months ended	Nine months ended
	October 31, 2004	October 31, 2004
Revenues	$ 5.9	$ 22.6
Cost of sales	5.0	21.0
Gross profit	0.9	1.6

Operating expenses
Selling and marketing	0.4	2.5
Research and development	0.2	1.6
General and administrative	0.7	2.9
Total operating expenses	1.3	7.0
Loss before income taxes	(0.4)	(5.4)
Income tax recovery	0.1	1.8
Loss from discontinued operations	$ (0.3)	$ (3.6)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	Three months ended	Nine months ended
	October 31, 2004	October 31, 2004
Operating activities	$ (2.0)	$ (11.2)
Investing activities	—	(0.4)
Cash flows from discontinued operations	$ (2.0)	$ (11.6)

Assets held for sale

The assets held for sale are comprised of one facility located in the United States amounting to $8.9 million as at October 31, 2005 [three facilities amounting to $13.4 million as at January 31, 2005].

5. RELATED PARTY TRANSACTIONS

In addition to other related party transactions disclosed elsewhere in the interim consolidated financial statements, related party transactions are described below. All transactions are measured at their exchange amount.

a) Transaction with sponsors

In accordance with a management agreement entered into with affiliates of the sponsors, the following fees were incurred and paid in each of the respective periods:

Three months ended		Nine months ended
October 31,	October 31,	October 31,	October 31,
2005	2004	2005	2004
$ 0.7	$ 1.0	$ 2.2	$ 2.5

Bombardier Recreational Products Inc.

5. RELATED PARTY TRANSACTIONS [Cont'd]

Pursuant to the new term facility under the amended and restated credit agreement dated February 9, 2005, the Caisse de Dépôt et Placement du Québec has lent to the Company an amount of U.S.$6.5 million (approximately $8.0 million).

b) Floorplan financing

On June 1, 2005, Bombardier Capital Ltd. and Bombardier Capital Inc. (collectively "BC"), wholly owned subsidiaries of Bombardier, which has significant shareholders in common with the Company, sold its floorplan portfolio to a third party company. Related party transactions with BC reported herein are until June 1, 2005.

The total amount of floorplan financing provided by BC was as follows:

Three months ended		Nine months ended
October 31,	October 31,	October 31,	October 31,
2005	2004	2005	2004
$ —	$ 410.7	$ 404.5	$ 1,047.0

There was no outstanding floorplan financing between the Company's dealers and BC as at October 31, 2005 [$705.3 million as at January 31, 2005].

Furthermore, as a sales incentive, the Company generally provided a free floorplanning period to the dealers during which the Company paid interest to BC for a limited period of time. The financing charges incurred during the free floorplanning period to the dealers were classified as a reduction in revenues. The Company's portion of the financing charges under the floorplan financing agreement with BC was as follows:

Three months ended		Nine months ended
October 31,	October 31,	October 31,	October 31,
2005	2004	2005	2004
$ —	$ 6.2	$ 10.4	$ 19.3

In May 2005, the Company received a reimbursement of $4.5 million in accordance with the agreement.

c) Sales of receivables

On June 8, 2005, the receivable transfer arrangement with Bombardier Capital Inc. ("BCI") expired and a new arrangement was concluded with a third party financial institution. Related party transactions with BCI reported herein are until such date.

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Total receivable transfers to BC	$ —	$ 93.9	$ 111.8	$ 363.9
Loss incurred by the Company in
connection with transfers of receivables	$ —	$ 0.4	$ 1.1	$ 1.8

The loss incurred was classified with financing cost.

Bombardier Recreational Products Inc.

5. RELATED PARTY TRANSACTIONS [Cont'd]

c) Sales of receivables [cont'd]

	October 31, 2005	January 31, 2005
		[Audited]

Receivables held by the BRP Receivables Funding, LLC ("BRFL")	$ —	$ 21.6
BRFL's retained interest in receivables transferred to
BCI (January 31, 2005 - net of provision for loss of
$0.5 million)	—	38.0
Owed by BRFL to BCI with respect to collections on
receivables transferred to BCI pursuant to the
arrangement	—	16.4

d) Other

The Company also had $1.0 million receivable from Bombardier as at October 31, 2005, [$6.7 million as at January 31, 2005] with respect to various claims pursuant to the acquisition of the business.

6. INVENTORIES

	October 31, 2005	January 31, 2005
		[Audited]
Raw materials and work in process	$ 131.1	$ 135.6
Finished products	144.3	84.3
Parts and accessories	78.4	82.2
	$ 353.8	$ 302.1

7. OTHER ASSETS

	October 31, 2005	January 31, 2005
		[Restated]
Current
Deferred income taxes	$ 60.6	$ 56.8
Investment in retained interests	18.4	38.0
Derivative financial instruments	4.1	18.9
Prepaid expenses and other	13.4	13.4
Income tax and investment tax credits receivable	21.4	19.9
Assets held for sale	—	3.4
	$ 117.9	$ 150.4

Long-term
Deferred income taxes	$ 13.9	$ 13.4
Deferred financing costs	21.8	24.8
Deferred development costs	3.9	5.8
Restricted investments	10.8	12.5
Assets held for sale	8.9	10.0
	$ 59.3	$ 66.5

Bombardier Recreational Products Inc.

7. OTHER ASSETS [Cont'd]

The restricted investments can only be used for severance payments and pension costs associated with the Bombardier-Rotax GmbH & Co. KG pension plans, and are not available for general corporate use and are, therefore, classified as restricted long-term assets, which are designated as held to maturity.

Amortisation of development costs was as follows:

Three months ended		Nine months ended
October 31,	October 31,	October 31,	October 31,
2005	2004	2005	2004
$ 0.2	$ 0.5	$ 1.3	$ 2.1

There was no addition to deferred development costs during the three- and nine-month periods ended October 31, 2005 and 2004.

8. GOODWILL

The change in the carrying amount is mainly due to foreign exchange fluctuations.

9. BANK LOANS

	October 31, 2005	January 31, 2005
[Audited]
Revolving credit facility	$ —	$ 12.3

The Company also issued letters of credit for an amount of $30.5 million ($38.9 million as at January 31, 2005), under the revolving credit facility.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31, 2005	January 31, 2005
		[Restated]
Accounts payable	$ 219.3	$ 241.0
Accrued liabilities	89.4	90.6
Wages and related liabilities	58.3	69.9
Warranty provision	68.2	71.2
Sales promotions and incentive programs	33.1	45.9
Dealer holdback programs	30.3	33.0
Due to BCI	—	16.7
Restructuring provision	1.2	10.6
Income taxes payable	11.9	8.5
Other	10.9	4.4
	$ 522.6	$ 591.8

Bombardier Recreational Products Inc.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES [Cont'd]

The change in the accrued warranty provision for the nine months ended October 31, 2005 is as follows:

October 31, 2005
Balance at January 31, 2005	$ 71.2
Expensed during the period	45.8
Claims paid during the period	(48.3)
Change in estimate	2.7
Effect of foreign currency exchange rate changes	(3.2)
Balance at October 31, 2005	$ 68.2

a) Restructuring provisions related to business acquisition

Costs associated with certain restructuring activities related to the acquisition of the predecessor business on December 18, 2003 are recorded as a liability assumed as of the consummation date of the business acquisition and are included in the cost of the acquired business. During the second quarter, the Company's change in estimate of $0.7 million of the restructuring provision related to the business acquisition was recorded as an adjustment to goodwill.

The restructuring costs related to the business acquisition recorded were as follows:

	Employee severance	Facilities
	and relocation	shutdown
	expenses	costs	Total
Balance at January 31, 2005	$ 3.3	$ 4.0	$ 7.3
Accrual utilised during the period	(2.6)	(4.0)	(6.6)
Revision of prior accrual	(0.7)	—	(0.7)
Balance at October 31, 2005	$ —	$ —	$ —

b) Restructuring provisions of November 2004

The restructuring costs relating to the November 2004 announcement consisted of severance and special termination benefits resulting from the offering of a voluntary early retirement incentive and bridging to early retirement. The Company expects to pay the majority of the remaining balance of severance costs by the end of fiscal 2006.

The restructuring costs related to the November 2004 announcement recorded were as follows:

Employee severance
and relocation expenses
Balance at January 31, 2005	$ 3.3
Accrual utilised during the period	(1.8)
Change in estimate	(0.3)
Balance at October 31, 2005	$ 1.2

Bombardier Recreational Products Inc.

11. LONG-TERM DEBT

The Company's long-term debt, average effective rates and maturities were as follows:

		Effective interest rate
	Maturity	October 31,	October 31,	October 31,	January 31,
	date	2005	2004	2005	2005
					[Audited]
Term facilities
(U.S. $280 million)	2010	—%	4.46%	$ —	$ 147.2
Term facility
(U.S. $50 million)	2011	5.53%	—%	58.7	—
Senior subordinated notes
(U.S. $200 million)	2013	8 3/8%	8 3/8%	236.0	247.6
Other	2008	2.0%	2.0%	1.9	1.9
				296.6	396.7
Current portion				(0.6)	(147.2)
Long-term portion				$ 296.0	$ 249.5

On February 9, 2005, the Company negotiated a new term loan facility of U.S. $50 million ($59.0 million), under the amended and restated Senior Secured Credit Facilities, which will mature January 31, 2011. The Company may also, at any time or from time to time, request one or more additional tranches of US dollar denominated term loans of an aggregate amount not to exceed U.S. $100 million (approximately $118.0 million).

The new term facility bears interest equal to either the U.S. prime rate, or LIBOR plus applicable margin and requires semi-annual principal repayments of U.S. $0.25 million (approximately $0.3 million) beginning June 30, 2005 and a final principal repayment of U.S. $47.3 million (approximately $56.0 million) on January 31, 2011.

12. OTHER LONG-TERM LIABILITIES

	October 31, 2005	January 31, 2005
[Audited]
Due to Bombardier in connection with income tax
indemnification	$ 22.8	$ 23.0
Other	5.1	5.5
	$ 27.9	$ 28.5

Bombardier Recreational Products Inc.

13. CAPITAL STOCK

The authorised capital stock of the Company is as follows:

Unlimited number of Common Shares

Unlimited number of Class A Preferred Shares, cumulative dividend per share of 6% per annum calculated on the redemption price of $1,000 per share plus any unpaid dividends for prior years, redeemable at the option of the Company or mandatory redemption on a direct or indirect change of control of the Company to a party other than the sponsors, sale of all or substantially all of the assets of the Company, or on a direct or indirect change of control of J.A.B. to a party other than the Sponsors, at a price of $1,000 plus accrued dividends.

Unlimited number of Class B Preferred Shares, rights and privileges to be determined by the Board of Directors of the Company prior to the issuance of any Class B Preferred Shares, provided that all Class B Preferred Shares will in all instances rank junior as to liquidation rights, dividend rights and redemption rights to the Class A Preferred Shares for so long as any Class A Preferred Shares are outstanding.

The issued and outstanding capital stock was as follows:

Issued and outstanding		October 31, 2005	January 31, 2005
[Audited]
1	Common share	$ 364.8	$ 364.4

During the three and nine-month period ended October 31, 2005, the stated capital was increased by $0.1 million and $0.4 million as a result of a contribution received from J.A.B.

14. MANAGEMENT STOCK OPTION PLAN

The number of J.A.B's stock options varied as follows:

	Three months ended				Nine months ended
	October 31,2005		October 31, 2004		October 31, 2005		October 31, 2004
	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise
	options	price	options	price	options	price	options	price
Balance at the
beginning	20,074,650	$ 1	19,485,540	$ 1	20,074,650	$ 1	—	$ —
Granted	187,500	1	214,110	1	187,500	1	19,999,650	1
Cancelled	—	—	—	—	—	—	(300,000)	1
Balance at the end	20,262,150	$ 1	19,699,650	$ 1	20,262,150	$ 1	19,699,650	$ 1

Options exercisable	1,338,310	$ 1	—	$ —	1,338,310	$ 1	—	$ —

The Company records compensation expense using the fair value method. The estimated fair value of the J.A.B. stock options granted is being amortised on a straight-line basis over the expected vesting period with a corresponding amount recorded as contributed surplus.

Bombardier Recreational Products Inc.

14. MANAGEMENT STOCK OPTION PLAN

Fair value is estimated at the grant date based on a Black-Scholes option-pricing model using the following assumptions:

		Nine months ended
	October 31, 2005	October 31, 2004
Expected life	10 years	10 years
Risk-free interest rate	3.91%	3.98%
Expected volatility	35%	35%
Dividend yield	0%	0%

Stock based compensation expense was $0.6 million and $0.6 million, respectively, during the three-month periods ended October 31, 2005 and 2004 and $1.5 million and $1.9 million, respectively, during the nine-month periods ended October 31, 2005 and 2004.

15. CUMULATIVE TRANSLATION ADJUSTMENT

Changes in the cumulative translation adjustment resulted primarily from the strengthening of the Canadian dollar against the U.S. dollar and the Euro during the nine-month period ended October 31, 2005.

16. EMPLOYEE FUTURE BENEFITS

The components of the net defined benefit plan cost were as follows:

Three months ended
	October 31, 2005		October 31, 2004
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Current service cost	$ 1.7	$ 0.5	$ 3.4	$ 0.3
Interest cost	3.1	0.2	3.1	0.3
Expected return on plan assets	(1.8)	—	(1.8)	—
Net defined benefit cost	$ 3.0	$ 0.7	$ 4.7	$ 0.6

Nine months ended
	October 31, 2005		October 31, 2004
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Current service cost	$ 7.3	$ 1.0	$ 10.0	$ 0.9
Interest cost	9.2	0.7	9.1	0.9
Expected return on plan assets	(5.4)	—	(5.2)	—
Net defined benefit cost	$ 11.1	$ 1.7	$ 13.9	$ 1.8

Bombardier Recreational Products Inc.

17. DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment was as follows:

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Cost of sales	$ 18.3	$ 26.3	$ 59.7	$ 73.5
Operating expenses	2.1	2.4	6.2	7.6
	$ 20.4	$ 28.7	$ 65.9	$ 81.1

18. RESEARCH AND DEVELOPMENT EXPENSES

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Research and development expense	$ 24.4	$ 25.3	$ 77.1	$ 85.1
Tax credits and other government assistance	(1.6)	(1.4)	(4.3)	(5.8)
	$ 22.8	$ 23.9	$ 72.8	$ 79.3

19. FINANCING COST

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Interest on long-term debt	$ 5.8	$ 9.9	$ 17.8	$ 29.8
Interest on bank loan	0.9	0.4	2.2	0.5
Receivable factoring losses	0.4	1.0	2.4	4.7
Amortisation of deferred financing costs	1.1	1.5	3.3	4.7
Interest income	(0.2)	(1.4)	(0.8)	(3.1)
Change in fair value of interest rate swaps	—	0.3	(0.2)	(0.8)
Other	—	0.5	0.3	0.9
	$ 8.0	$ 12.2	$ 25.0	$ 36.7

20. INCOME TAXES

Details of income tax expense are as follows:

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
		[Restated]		[Restated]
Current income tax expense	$ 4.1	$ 6.7	$ 10.5	$ 17.0
Deferred income tax expense (recovery)	12.9	19.8	(0.4)	(3.5)
Income tax expense	$ 17.0	$ 26.5	$ 10.1	$ 13.5

Bombardier Recreational Products Inc.

20. INCOME TAXES

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense was as follows:

	Three months ended				Nine months ended
	October 31, 2005		October 31, 2004		October 31, 2005		October 31, 2004
			[Restated]				[Restated]

Income taxes calculated at statutory rates	$ 20.6	31.3%	$ 30.8	31.1%	$ 17.0	31.2%	$ 21.7	31.2%
Increase (decrease) resulting from:
Income tax rate differential of
foreign subsidiaries	(2.3)		0.2		(7.5)		(4.4)
Effect of changes in income tax rates	(1.0)		(0.2)		0.1		0.1
Tax benefits of losses and
temporary differences not recognised	0.3		(0.1)		1.5		0.3
Recognition of previously
unrecorded tax benefit	—		(0.1)		—		(0.2)
Tax-exempt items	0.7		(5.0)		0.3		(5.5)
Large corporation tax	0.6		0.3		1.1		1.0
Other	(1.9)		0.6		(2.4)		0.5
Income tax expense	$ 17.0		$ 26.5		$ 10.1		$ 13.5

21. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

The net changes in non-cash working capital balances related to operations were as follows:

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Receivables	$ (19.8)	$ (43.1)	$ 24.5	$ 60.1
Inventories	(32.3)	(24.5)	(71.9)	(28.0)
Other current assets	9.3	5.5	17.6	18.4
Accounts payable and accrued liabilities	62.0	70.4	(45.3)	(24.2)
Employee future benefits	0.2	6.9	4.9	12.7
Restricted cash	—	(41.9)	—	(41.9)
Other	0.2	(0.4)	0.4	(0.2)
	$ 19.6	$ (27.1)	$ (69.8)	$ (3.1)

Non-cash transactions

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Decrease (increase) in investment in retained interest	$ 7.2	$ (10.2)	$ (18.3)	$ 13.0

Investments in retained interest are obtained pursuant to the transfer of receivables.

Bombardier Recreational Products Inc.

22. FINANCIAL INSTRUMENTS

Foreign exchange risks

The Company uses derivative financial instruments to manage foreign currency risks and exposure. The Company does not trade in derivatives for speculative purposes.

Forward foreign exchange contracts

When the Company's forward foreign exchange contracts are designated as hedges of forecasted transactions for accounting purposes, there is no recognition in the Consolidated Financial Statements of unrealised gains or losses on such forward foreign contracts until the forecasted transaction occurs. Otherwise forward foreign exchange contracts are recognised on the consolidated balance sheet at fair value.

The following tables set out the significant notional amounts outstanding under forward foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts.

					October 31, 2005
	Sell	Buy	Average		Notional CAD
	currency	currency	rate	Notional amount	equivalent

Sell contracts
Less than 1 year	USD	CAD	0.7827	USD 320.5	$ 409.5
Between 1 and 2 years	USD	CAD	0.8170	USD 132.4	162.0
Buy contracts
Less than 1 year	CAD	Euro	0.6108	Euro 98.2	160.8
Between 1 and 2 years	CAD	Euro	0.6505	Euro 34.8	53.5

					January 31, 2005
	Sell	Buy	Average		Notional CAD
	currency	currency	rate	Notional amount	equivalent
					[Audited]
Sell contracts
Less than 1 year	USD	CAD	0.7495	USD 337.1	$ 449.8
Between 1 and 2 years	USD	CAD	0.7865	USD 157.4	200.1
Buy contracts
Less than 1 year	CAD	Euro	0.6042	Euro 111.1	183.9
Between 1 and 2 years	CAD	Euro	0.6114	Euro 55.3	90.5

23. CONTINGENCIES

The Company has a patent infringement case outstanding as well as one complaint for alleged infringement of a trademark. The Company also has various other cases outstanding mainly for commercial disputes with terminated dealers and minor disputes with customers.

The Company intends to vigorously defend its position in these matters. While the final outcome with respect to actions outstanding or pending as at October 31, 2005 cannot be predicted with certainty, it is management's opinion that their resolution will not have material adverse effects on the Company's financial position, results of operations, or cash flows.

Bombardier Recreational Products Inc.

24. SEGMENT DISCLOSURE

The Company operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

The Powersports segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax engines. Powersports products are sold mainly through an international network of independent dealers and distributors. The manufacturing plants are located primarily in Canada, the United States, Austria and Finland.

The Marine Engines segment designs, develops, manufactures and sells outboard engines available across three technologies: 2-stroke carburated, 2-stroke direct injection and 4-stroke technology. Marine Engines products are sold directly to boat builders or through an international network of independent dealers and distributors. The Marine Engines manufacturing plants are located primarily in the United States and Mexico.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies of the most recent audited annual consolidated financial statements of the Company. Management evaluates performance based on operating profit. Operating profit does not include allocated Corporate office charges for administrative functions as well as other income and expenses and income taxes. Intersegment services are accounted for at the exchange amount which management believes reflects current market prices as if the services were provided to third parties.

Bombardier Recreational Products Inc.

24. SEGMENT DISCLOSURE [ Cont'd]

For the three-month period ended:

		Consolidated		Powersports		Marine Engines
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
		[Restated]		[Restated]
External revenues	$ 624.6	$ 631.2	$ 494.4	$ 507.4	$ 130.2	$ 123.8
Intersegment revenues	—	—	6.8	6.1	8.8	3.8
Segment revenues	624.6	631.2	501.2	513.5	139.0	127.6
Cost of sales and operating expenses	528.2	549.3	425.3	444.1	118.5	115.1
Depreciation and amortisation	23.2	32.1	17.5	26.8	5.7	5.3
	551.4	581.4	442.8	470.9	124.2	120.4
Segment operating income	73.2	49.8	58.4	42.6	14.8	7.2
Corporate and other	13.4	10.4
Depreciation of dealer network	0.5	0.3
Operating income	59.3	39.1
Financing cost	8.0	12.2
Accretion in carrying value and loss on early
redemption of preferred share	—	7.4
Loss on disposal of property, plant and equipment	0.2	0.6
Gain on disposal of assets held for sale	—	(0.3)
Foreign exchange gain	(14.8)	(79.7)
Income before income taxes	$ 65.9	$ 98.9

For the nine-month period ended:
		Consolidated		Powersports		Marine Engines
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
		[Restated]		[Restated]
External revenues	$ 1,685.9	$ 1,828.9	$ 1,275.8	$ 1,401.6	$ 410.1	$ 427.3
Intersegment revenues	—	—	19.1	15.1	20.4	15.9
Segment revenues	1,685.9	1,828.9	1,294.9	1,416.7	430.5	443.2
Cost of sales and operating expenses	1,509.2	1,660.0	1,158.0	1,268.7	390.7	422.3
Depreciation and amortisation	74.7	91.1	59.2	74.3	15.5	16.8
	1,583.9	1,751.1	1,217.2	1,343.0	406.2	439.1
Segment operating income	102.0	77.8	77.7	73.7	24.3	4.1
Corporate and other	43.7	36.6
Depreciation of dealer network	1.4	1.2
Operating income	56.9	40.0
Financing cost	25.0	36.7
Accretion in carrying value and loss on early
redemption of preferred share	—	9.4
Loss on disposal of property, plant and equipment	0.2	1.0
Gain on disposal of assets held for sale	(1.5)	(0.3)
Foreign exchange gain	(21.3)	(76.3)
Income before income taxes	$ 54.5	$ 69.5

Bombardier Recreational Products Inc.

24. SEGMENT DISCLOSURE [ Cont'd]

Net segment assets exclude cash and cash equivalents, deferred income taxes, goodwill, dealer network and license agreement and are net of accounts payable and accrued liabilities.

		Consolidated		Powersports		Marine Engines
	October 31, 2005	January 31, 2005	October 31, 2005	January 31, 2005	October 31, 2005	January 31, 2005
		[Restated]		[Restated]		[Audited]
Net segment assets	$ 560.9	$ 528.1	$ 383.8	$ 358.6	$ 177.1	$ 169.5
Net corporate office and other	36.7	47.5
Goodwill	102.7	119.9
Dealer network	42.8	44.2
License agreement	13.8	13.8
Accounts payable and accrued liabilities	510.7	582.9
Deferred income taxes	74.5	70.2
Cash and cash equivalents	30.8	150.3
Total assets	$ 1,372.9	$ 1,556.9

Bombardier Recreational Products Inc.

25. DIFFERENCES BETWEEN CANADIAN AND US GAAP

The interim consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from US GAAP. The following tables present a summary of the material adjustments to the Company's financial statements that would be required in order to conform with US GAAP and the related rules and regulations adopted by the SEC.

Reconciliation of consolidated net income and comprehensive loss

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
		[Restated]		[Restated]
Net income under Canadian GAAP	$ 48.9	$ 72.1	$ 44.4	$ 52.4
Development costs (a)	0.2	0.5	1.3	2.1
Accretion in carrying value and
loss on early redemption of
preferred shares (b)	—	7.4	—	9.4
Total adjustments before the
following:	0.2	7.9	1.3	11.5
Income tax expense (d)	0.1	0.3	0.5	0.7
Total adjustments	0.1	7.6	0.8	10.8
Net income under US GAAP	49.0	79.7	45.2	63.2
Change in cumulative translation
adjustment	(18.9)	(16.3)	(46.5)	(33.8)
Unrealised gain (loss) on
derivative financial instruments:
Unrealised gain (loss) arising
during the period	7.6	26.3	2.1	20.6
Less: realised (gain) loss
previously reported in income	(4.3)	0.3	(7.3)	3.0
Effect of income tax of the
above items	(1.1)	(8.4)	1.7	(7.4)
Comprehensive income (loss)
under US GAAP (e)	$ 32.3	$ 81.6	$ (4.8)	$ 45.6

Reconciliation of consolidated balance sheet captions

		As at October 31, 2005			As at January 31, 2005
		Canadian		US	Canadian		US
		GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
					[Restated]
Other current assets	(c)	$ 117.9	$ 30.6	$ 148.5	$ 150.4	$ 18.3	$ 168.7
Other long-term assets	(a)	59.3	(2.6)	56.7	66.5	(4.5)	62.0
Accounts payable and accrued
liabilities	(c)	522.6	23.4	546.0	591.8	5.7	597.5
Retained earning (deficit)	(b)	55.4	(3.8)	51.6	11.0	(4.6)	6.4
Cumulative translation adjustment		(60.8)	60.8	—	(13.7)	13.7	—
Accumulated other comprehensive
income:	(e)
Currency translation adjustment		—	(60.1)	(60.1)	—	(13.6)	(13.6)
Unrealised losses on derivative
financial instruments	(c)	—	7.7	7.7	—	12.6	12.6
Total assets		1,372.9	28.0	1,400.9	1,556.9	13.8	1,570.7

Bombardier Recreational Products Inc.

25. DIFFERENCES BETWEEN CANADIAN AND US GAAP [Cont'd]

(a) Development costs

Under Canadian GAAP, certain development costs are deferred and amortised if they meet certain criteria. Under US GAAP, these costs are expensed as incurred. In addition, under Canadian GAAP, development costs are classified as investing activities in the statement of cash flows whereas they are classified as operating activities in the statement of cash flows under US GAAP.

(b) Redeemable preferred shares

Under Canadian GAAP preferred shares which are mandatorily redeemable by the Company upon the occurrence of certain future events that management considers to be likely are recorded as liabilities and are accreted to the redemption value at the estimated redemption date. Accretion of carrying value and unpaid dividends are included in net loss.

Under US GAAP, the redeemable preferred shares are recorded at fair value outside of equity, and the accretion of the carrying value and unpaid dividends are recorded as capital transactions.

(c) Forward foreign exchange contracts

US GAAP requires that all derivative financial instruments be recognized on the balance sheet at their fair value with changes in fair value on derivative financial instruments designated as hedges recorded in comprehensive income or recognized to income when derivative financial instruments do not qualify for hedge accounting.

(d) Income taxes

The income taxes adjustment is reflecting the income tax effect on the adjustments between Canadian GAAP and US GAAP.

(e) FAS 130 "Comprehensive Income"

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognised. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

Bombardier Recreational Products Inc.

26. SUBSEQUENT EVENT

On November 2, 2005, the Company announced that it will transfer the vehicle assembly and the engine manufacturing operations of its all-terrain vehicles (ATV) to Mexico. The decision to transfer the vehicle assembly and the engine manufacturing operations of its ATV results from external pressures brought on by a stronger Canadian dollar and Asian competition which compelled the Company to turn to Mexico in order to reduce costs, improve productivity and increase competitiveness. The Company expects capital expenditures of approximately $29.0 million comprised of equipment, tooling and buildings. Management expects to disburse approximately $16.0 million and $13.0 million in fiscal 2007 and 2008 respectively. The capital expenditures are going to be financed by cash flows generated from operations. The new facility is scheduled to start initial assembly and manufacturing during the course of fiscal 2007.

Management announced that approximately 300 positions will be lost mainly at its vehicle assembly operations located in Valcourt, Québec. Employees will receive indemnities that include mainly cash severance and other benefits such as supplemental unemployment benefits, relocation and career transition services. A group of approximately 200 employees will leave at the end of fiscal 2007 and approximately 100 employees will leave at the end of fiscal 2008 in order to ensure an orderly transition of BRP's ATV assembly and the engine manufacturing operations. In addition to the above mentioned capital expenditures, BRP expects to incur restructuring costs of approximately $28.0 million comprised of severance benefits, relocation and travel cost and dismantling, moving and equipment reinstallation cost.